Exhibit 99.2

Confidential

SUBSCRIPTION AGREEMENT

Selina Hospitality plc

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of June 23, 2023 (the “Subscription Date”), by and between Selina Hospitality plc (the “Issuer”), and YAM at Selina Ops LP (the “Investor”), in connection with the settlement of liabilities (subject to the terms and conditions of the Amendment Agreement) of up to $9,742,244 in the aggregate (the “Liabilities”) owed to Investor by one or more of Issuer’s subsidiary companies under certain agreements entered into by and among (to the extent applicable) Investor, Issuer, PCN Operations, S.A., Selina Operation One (1), S.A., and Selina Management Panamá, S.A., including, but not limited to, a joint venture agreement dated September 1, 2017, as thereafter amended, shareholders’ agreement dated as of December 10, 2020, a pledge agreement dated as of August 17, 2021 and amended on October 12, 2021and a separation agreement dated as of June 3, 2022, as modified by an amendment agreement dated December 23, 2022 and as further modified by an amendment agreement dated on or about the date hereof (the “Amendment Agreement”), in each case relating to a joint venture arrangement, documented by various agreements as indicated in the Amendment Agreement, governing certain operations of the Issuer’s group in Panama, Costa Rica and Nicaragua (as amended and supplemented, the “Existing Agreements”).

The Issuer now desires to assume all or a portion of the Liabilities and settle the Liabilities (subject to the terms and conditions of the Amendment Agreement), which represent liquidated sums, via the issuance of up to 6,488,840 ordinary shares having a nominal value of $0.005064 each (rounded to six decimal places) in a private placement that is exempt from registration under Section 4(a)(2) (“Section 4(a)(2)”) of the U.S. Securities Act of 1933 (the “Securities Act”), for up to an aggregate amount of $9,742,244, determined as follows: (i) 6,248,840 ordinary (“First Shares”) at a price of $1.52064127 per share, for an aggregate subscription price of $9,502,244 (“First Subscription Amount”); and (ii) up to 240,000 additional ordinary shares, with the final amount of such additional shares being equal to the “Late Registration Shares” (the “Second Shares”), at $1.00 per share and an aggregate subscription price equal to the “Late Registration Fees” (the “Second Subscription Amount”), in each case as such Late Registration Shares and Late Registration Fees are calculated in accordance with and to the extent applicable under the Amendment Agreement (the sum of First Shares and, if applicable, the Second Shares being referred to as the “Shares”; and the sum of the First Subscription Amount and, if applicable, the Second Subscription Amount being referred to as the “Subscription Amount”).

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:

1.	Subscription. Subject to and conditional upon the Issuer and Investor entering into the Amendment Agreement, the Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to allot and issue and sell to the Investor for the First Subscription Amount, and if applicable, the Second Subscription Amount, the First Shares, and as applicable, the Second Shares, in each case subject to the conditions set forth herein.

2.	Closing.

a.	Within five (5) calendar days after the Subscription Date and subject to and conditional upon (i) payment of the First Subscription Amount and (ii) satisfaction of the Closing Conditions, the Issuer shall issue and allot (or cause to be issued and allotted) to Investor the First Shares, which Shares initially shall be registered in the name of the Investor with Issuer’s transfer agent (the date of such registration being the “First Closing Date”).

b.	On or before September 10, 2023 and subject to and conditional upon (i) the Late Registration Shares being earned by Investor under the Amendment Agreement, (ii) payment of the Second Subscription Amount and (iii) satisfaction of the Closing Conditions, the Issuer shall issue and allot (or cause to be issued and allotted) to Investor the Second Shares, which Shares initially shall be registered in the name of the Investor with Issuer’s transfer agent (the date of such registration being the “Second Closing Date”).

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3.	Closing Conditions.

a.	The obligation of the Issuer to consummate the sale and issuance of the Shares on the First Closing Date, and if applicable, the Second Closing Date pursuant to this Subscription Agreement (in each case, the “Closing”) shall be subject to the additional conditions (which may be waived in writing by the Issuer) that Investor has complied with its obligations under the Amendment Agreement and all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the relevant Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date) (the “Closing Conditions”), and consummation of the relevant Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement in all material respects as of the relevant Closing Date (except those that speak as of a specified earlier date).

b.	The obligation of the Investor to consummate the purchase of, and subscription for, the Shares pursuant to this Subscription Agreement shall be subject to the condition (which may be waived in writing by the Investor) that all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects at and as of the relevant Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the relevant Closing shall constitute a reaffirmation by the Issuer of each of the representations and warranties of the Issuer contained in this Subscription Agreement in all material respects as of the relevant Closing Date (except those that speak as of a specified earlier date).

4.	Further Assurances. At the relevant Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.	Issuer’s Representations and Warranties. The Issuer represents and warrants to the Investor that:

a.	As of the relevant Closing Date, the Issuer is validly existing under the laws of England and Wales. The Issuer has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.	As of the relevant Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid up and will not have been issued in violation of any preemptive or similar rights created under the Issuer’s articles of association (as amended on or prior to the Closing Date) or under the Companies Act 2006.

c.	This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	The sale and issuance of the Shares and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the constitutional documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

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e.	The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

f.	Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g.	The Issuer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and the Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares.

6.	Investor Representations and Warranties. The Investor represents and warrants to the Issuer that:

a.	The Investor (i) has the knowledge and experience in finance and business matters to be able to evaluate the risks and merits of the investment, (ii) is acquiring the Shares for its own account or for an account over which it exercises sole discretion, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares.

b.	The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption under Section 4(a)(2), and that the offer and sale of the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Shares shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions to the extent that they have not yet been registered under an effective resale registration statement and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c.	The Investor acknowledges and agrees that the Investor is subscribing for and purchasing the Shares from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement. The Investor acknowledges that certain information provided by the Issuer was based on projections and such projections were based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties (including without limitation those included in the investor presentation provided to the Investor) that could cause actual results to differ materially from those contained in the projections. The Investor further acknowledges that the information provided to the Investor is preliminary and subject to change.

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d.	The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.	The Investor acknowledges and agrees that the Investor (i) has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, without limitation, the resale registration statement on Form F-1 filed by the Issuer on November 30, 2022, amended on January 20, 2023 and declared effective on February 15, 2023 (the “Existing Resale Registration Statement”) and such other information with respect to the Issuer and the business of the Issuer and its subsidiaries as the Investor deems appropriate, (ii) has made its own assessment, and (iii) is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Shares. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

f.	The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and the Issuer, and the Shares were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

g.	The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares (including, without limitation, the risks included in the Existing Resale Registration Statement). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.	Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer.

i.	In making its decision to purchase the Shares, other than that provided for, and in relation to, the Amendment Agreement, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information about the Issuer or the offer of the Shares provided by or on behalf of any bankers, counsel or advisors to the Issuer or its affiliates.

j.	The Investor acknowledges and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

k.	The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

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l.	The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m.	The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

n.	The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) or short sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

7.	Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, (i) upon the mutual written agreement of each of the Investor and the Issuer, (ii) in the event the Amendment Agreement is not fully executed by the parties within two (2) calendar days after the Subscription Date, (iii) in the event Investor terminates the Amendment Agreement pursuant to its terms, or (iv) the occurrence of a material breach by a party, which material breach is not cured by such party within a period of seven (7) calendar days after notice of the breach has been provided to it (each a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Investor to or on behalf of the Issuer in connection herewith shall promptly (and in any event within three (3) calendar days following the Termination Event) be returned to the Investor.

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8.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned.

b.	The Issuer may request from the Investor such additional information as the Issuer may deem reasonably necessary or advisable to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to a current or periodic report, or a registration statement of the Issuer.

c.	The Investor acknowledges that the Issuer and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify the Issuer if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.	The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to any Shares or any securities of Issuer or any instrument exchangeable for or convertible into any Shares or any securities of Issuer prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

e.	The Issuer is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 8(e) shall not give the Issuer any rights other than those expressly set forth herein.

f.	All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the relevant Closing.

g.	This Subscription Agreement may not be terminated other than pursuant to the terms of Section 7 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

i.	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

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j.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.	The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.	Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) four (4) calendar days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to the Issuer.

n.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 8(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8(n).

o.	Capitalized terms which are used, but which are not defined herein shall have the meanings ascribed to such terms under the Amendment Agreement.

9.	Disclosure. The Issuer may, within ten (10) calendar days following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, or employees or agents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

YAM AT SELINA OPS LP

By:	/s/ YOAV LACHOVER

Print name:	Yoav Lachover

Title:	Manager

Date:	June 23, 2023

Address:

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IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI

Print name:	Rafael Museri

Title:	Director

Date:	June 23, 2023

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